



# Alexander Cohen · 2nd





Co-Founder & COO at The Terminal by Urvin Finance

Washington DC-Baltimore Area · **Contact info**

The Terminal by Urvin Finance

Cornell University

500+ connections



**4 mutual connections:** Sam Lee, Mike MacCombie, and 2 others

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## Featured





U.S. CHAMBER OF COMMERCE FOUNDATION
THE CITIZENS AWARDS
Honoring the best in corporate citizenship
2020 WINNER
BEST CORPORATE STEWARD: SMALL AND MIDDLE-MARKET BUSINESS
TWENTY TABLES

TwentyTables WON!! And in doing so, has left an indelible mark on the halls of social entrepreneurship and good corporate stewardship.🏛️...

39 · 12 comments

## Activity

5,431 followers

 

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### At The Terminal we believe ... We believe there is a significant gap in...

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### Our Mission at The Terminal is to empower retail investors with data...

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### Someone's been working on their memes ...

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## Experience

 

### Co-Founder & COO

The Terminal by Urvin Finance
· Full-time

Jun 2021 – Present · 4 mos

I am excited to share with you The Terminal by Urvin Finance. At The Terminal we are laser-focused on creating a more equitable financial system by empowering you - and all retail investors - with the tools, information, education and agency necessary ...see more

  Invest in Urvin.Financ...

The Terminal  🔗

 

### Founder & CEO

TwentyTables

2017 – 2021 · 4 yrs

Washington D.C. Metro Area

US Chamber of Commerce Citizen Awards WINNER - Best Corporate Steward (2020) (Sm/Mid)          ...see more

**TwentyTables**

### Attorney



Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates

2006 – 2016 · 10 yrs

Washington D.C. Metro Area

### Builder/Woodworker



Maryland's Eastern Shore

2015 · less than a year

United States

From a pile of 84 Lumber to a 150 sq. ft. finished tiny house w/loft & 14ft cathedral ceiling – in 10 days – solo, no kit.






+5

### Judicial Law Clerk



Hon. L. W. Flanagan

2005 – 2006 · 1 yr

Eastern District of North Carolina

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## Education

### Cornell University

Bachelor of Science, Human Biology; Health & Society

2001

### American University Washington College of Law



Doctor of Law - JD, Law

2004

## Skills & endorsements

**Strategic Vision** · 14

**Alfonso Valdes and 13 connections** have given endorsements for this skill

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**Leadership** · 10

**Alfonso Valdes and 9 connections** have given endorsements for this skill

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**Public Speaking** · 7

**Alfonso Valdes and 6 connections** have given endorsements for this skill

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## Accomplishments

**5** **Honors & Awards** ⌄

Winner: Best Corporate Steward Award (Sm/Mid) · Washington D.C.: Top Innovator & Disruptor · Winner: SXSW Pitch 2019 "Best Bootstrap" Award · WeDC Tech Ambassador · Winner: DC Startup Week Capstone Pitch

## Interests

 **Cornell Un**
492,703 followers

 **ANGEL INV**
57,240 members

 **Scott Gallc**
Clinical Profe
310,497 followers

 **Craig New**
Founder at C
974,449 followers

 **U.S. Cham**
4,338 followers

 **3Advance**
410 followers

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